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Firehawk Brewpub

Craft Brewery

Mount Holly, NC 28120
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $50,000 invested.
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THE PITCH
Firehawk Brewpub is seeking investment to open a brewery producing high quality, well-crafted food and beverages that pay homage to the area's history and provides access to the natural resources of the Catawba river basin.
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INVESTOR PERKS

Firehawk Brewpub is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Firehawk Invest $1,000 or more to qualify. 100 of 100 remaining

Firehawks catch their prey by carrying hot embers to dry brush. These fires are a natural cycle of renewal for the landscape.

Firestarters Invest $2,500 or more to qualify. 40 of 40 remaining

I takes fuel, oxygen and heat to start a fire. Firestarters are skilled at providing their circle with what it takes to survive...FIRE!

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OUR MISSION

High quality, well-crafted food and beverages that pay homage to the area's history and heritage. A mix of bbq shack, fish camp and church potluck fare that evokes childhood nostalgia while introducing modern techniques and fresh, seasonal ingredients not utilized by other area restaurants. Design and furnishings will match the vibe of being a nod to history done with modern materials and creativity.

Property has direct access to Dutchman Creek and the Catawba River
Member of Piedmont Culinary Guild since 2017
Award winning chef and beverage director
Decades of professional and home brew experience
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OUR BEER

We will sell regionally-focused cuisine and house-brewed beers with counter service and take-out service model. We will place a large

focus on eating outdoors in season. Our beers will be classic styles executed with a creative approach to ingredients.

Wood fire-cooked ribs and bbq plates
House ground burgers grilled over wood coals
Classic beer styles: lagers, IPAs, blondes, wheats, stouts, porters
Emerging styles: hazy IPAs, adjunct stouts, fruited sours, ancestral technique
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OUR MISSION

High quality, well-crafted food and beverages that pay homage to the area's history and heritage. Design and furnishings will match the vibe of being a nod to history done with modern materials and creativity

We will offer a mix of bbq shack, fish camp and church potluck fare
The menu us designed to evoke childhood nostalgia
We will use fresh, seasonal ingredients unique to our brewery
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THE TEAM
Scott Blackwood
Owner Operator

20 years service industry experience

5 time wine spectator award of excellence recipient

Piedmont Culinary Guild member

Mount Holly native

Competitive BBQ winner

20 years live music and events planning

4 years brewing, operations and management

Successfully launched multiple restaurants, food trucks and bottle shops

Robert Childers
Artistic director

multi instrumentalist

decades of sound and venue management

featured artist Gaston County museum of art

featured artist Goodyear art Charlotte, NC

restaurant manager

singer songwriter

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Working Capital $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $537,680 $1,268,925 $1,573,467 $1,730,814 $1,903,895
Cost of Goods Sold $161,465 $381,059 $472,513 $519,764 $571,740

Gross Profit $376,215 $887,866 $1,100,954 $1,211,050 $1,332,155

EXPENSES

Rent $78,000 $81,217 $83,247 $85,329 $87,462
Utilities $36,000 $37,800 $39,690 $41,675 $43,758
Salaries $100,000 $259,207 $265,687 $272,329 $279,138
Insurance $2,500 $2,500 $2,500 $2,500 $2,500
Repairs & Maintenance $5,000 $3,000 $3,000 $3,000 $10,000
Legal & Professional Fees $5,000 $2,000 $2,000 $2,000 $2,000
Operating Profit $149,715 $502,142 $704,830 $804,217 $907,297

This information is provided by Firehawk Brewpub. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
Firehawk Business Plan.pdf
Firehawk sales projections.xlsx
Investment Round Status
Target Raise $50,000
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends June 30, 2021
Summary of Terms
Legal Business Name Southern Fresh Intelligent
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1.2%-2.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2027
Financial Condition
No operating history

Firehawk Brewpub was established in 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Firehawk Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Firehawk Brewery is a newly established entity and has no history for prospective investors to consider.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Firehawk Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible

that you would make a different decision if you had more information.

Lack of Ongoing Information

Firehawk Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Firehawk Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Firehawk Brewery will carry some insurance, Firehawk Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Firehawk Brewery could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Firehawk Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Firehawk Brewery or management), which is responsible for monitoring Firehawk Brewery's compliance with the law. Firehawk Brewery will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Firehawk Brewery fails to generate enough revenue, you could lose some or all of your money.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Firehawk Brewery is significantly more successful than your initial expectations.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Firehawk Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Limited Services

Firehawk Brewpub operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Firehawk Brewpub might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Firehawk Brewpub is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Firehawk Brewpub

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Firehawk Brewpub's financial performance or ability to continue to operate. In the event Firehawk Brewpub ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Firehawk Brewpub's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Firehawk Brewpub, and the revenue of Firehawk Brewpub can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Firehawk Brewpub is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Firehawk Brewpub is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Firehawk Brewpub competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Firehawk Brewpub's core business or the inability to compete successfully against the with other competitors could negatively affect Firehawk Brewpub's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Firehawk Brewpub's management or vote on and/or influence any managerial decisions regarding Firehawk Brewpub. Furthermore, if the founders or other key personnel of Firehawk Brewpub were to leave Firehawk Brewpub or become unable to work, Firehawk Brewpub (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Firehawk Brewpub and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Firehawk Brewpub is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Firehawk Brewpub's management will coincide: you both want Firehawk Brewpub to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Firehawk Brewpub to act conservative to make sure they are best equipped to repay the Note obligations, while Firehawk Brewpub might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

This information is provided by Firehawk Brewpub. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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